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16014185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clancy Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street 29th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Gettenberg (Area Code – Telephone Number) 212-668-8700

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna H. Clancy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clancy Financial Services, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires Aug. 22, 2019

CLANCY FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

CLANCY FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS



NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's of
Clancy Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Clancy Financial Services, Inc. (the "Company") as of December 31, 2015, and the related notes to financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Clancy Financial Services, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Melville, New York
February 23, 2016

Nawrocki Smith LLP

CLANCY FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	98,652
Due from broker		42,860
Other assets		8,004
Total assets	$	149,516

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	12,907
Due to affiliated company		3,000
Due to shareholder		1,382
Total liabilities		17,289
Commitments and Contingencies (Note 6 and 7)		
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	$	200
Additional paid in capital		2,444,712
Retained earnings		(2,312,685)
Total stockholder's equity		132,227
Total liabilities and stockholder's equity	$	149,516

The accompanying notes are an integral part of this statement.

CLANCY FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 - Nature of Business

Clancy Financial Services, Inc. (The "Company") is a New York corporation formed for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Fixed Assets

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight line method.

e) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2016 and February 23, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - Fair Value Measurement

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets

Level 3 - Fair values derived from inputs which are not observable in markets.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

CLANCY FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 3 - Fair Value Measurement (continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Cash and cash equivalents -
The carrying amounts reported on the Statement of Financial Condition for cash approximate those assets fair values. Cash and cash equivalents are generally categorized in level 1 of the fair value hierarchy.

Due from broker -
Due from broker consists of deposits of cash held by other clearing organizations.

Note 4 - Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes at the discretion of management, up to 25% of the eligible compensation.

The Company has no liability to the plan as of December 31, 2015.

Note 5 - Related Party Transactions

The Company pays commissions to an entity whose 100% stockholder is the spouse of the Company's 100% stockholder. In 2015, commissions of $11,700 were paid to this entity. At December 31, 2015, there was $3,000 owed to this entity.

Note 6 - Commitments

The Company entered into a lease for its office space which is fully furnished and equipped. The Company renews this lease on a quarterly basis and makes monthly payments in accordance with the lease terms. Rental expense for this office space totaled $15,957 for the year ended December 31, 2015.

Note 7 - Financial Statements with Off-Balance Sheet Credit Risk (continued)

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.
The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to pay their obligations to pay the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

CLANCY FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company had Net Capital of $124,223 which was $24,223 in excess of its required net capital of $100,000. The Company's net capital ratio was 13.92%.

CLANCY FINANCIAL SERVICES INC.
Supplemental SIPC Report

FOR THE YEAR ENDED DECEMBER 31, 2015



NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder's of
Clancy Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Clancy Financial Services, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 23, 2016

Nawrocki Smith LLP

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 , 20 15

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066718 FINRA DEC
CLANCY FINANCIAL SERVICES INC 6*6
40 WALL ST 29TH FLOOR
NEW YORK NY 10005-1304

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GARY GETTENBERG 212-668-8700

2. A. General Assessment (item 2e from page 2) $4232

B. Less payment made with SIPC-6 filed (exclude interest) (3186)

8/28/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1046

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1046

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $1046

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CLANCY FINANCIAL SERVICES INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _______________, 20 _____.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 15
and ending 12/31, 20 15
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,953,336

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — 140,450

Total additions — 140,450

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 400,820

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) — 5

Total deductions — 400,825

2d. SIPC Net Operating Revenues — $ 1,692,961

2e. General Assessment @ .0025 — $ 4,232

(to page 1, line 2.A.)